                                                                  EXHIBIT (a)(6)

                       SPORTS RESORTS INTERNATIONAL, INC.

                               SEPTEMBER 20, 2005

Dear Shareholder:

     Sports Resorts International, Inc. (the "Company") is offering to purchase any and all of the outstanding shares of its common stock (the "Shares") from existing shareholders for a purchase price of $1.00 per share, net to seller in cash. Although the offer is being made to all holders of the Shares, Donald J. Williamson, his spouse and children (collectively, the "Continuing Shareholders") have advised the Company that they do not intend to tender any of their Shares pursuant to this offer.

     This offer provides shareholders with an opportunity to sell their Shares for a price higher than those recently available and without the transaction costs and liquidity limitations of the public market.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     On September 15, 2005 the closing sale price per share for the Company's common stock on NASDAQ was $.50. Any shareholder tendering Shares directly to Registrar & Transfer Company, the depositary for the transaction and whose Shares are purchased in the offer, will receive the net purchase price in cash and will not generally incur the usual transaction costs associated with open-market transactions.

     The Board of Directors has not determined whether the 1.00 price per share is fair and does not make any recommendation regarding whether or not you should tender your Shares.

     The offer will expire at 5:00 P.M., Eastern Time, on October 21, 2005, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call Gregory T. Strzynski, the information agent for the transaction, at (877) 725-7335.

                                          Sincerely

                                          SPORTS RESORTS INTERNATIONAL, INC.